Exhibit 99.1

News Release

All amounts in Canadian dollars.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

BROOKFIELD INFRASTRUCTURE ANNOUNCES

$400 MILLION MEDIUM-TERM NOTE OFFERING

Hamilton, Bermuda, October 4, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to sell an aggregate principal amount of $400 million of medium-term notes, Series 1, due October 2017, which will bear interest at a rate of 3.455% per annum, payable semi-annually (the “Notes”). The Notes will be fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a short form base shelf prospectus dated July 12, 2012, a related prospectus supplement dated October 4 and a related pricing supplement to be dated October 4. The issue is expected to close on or about October 10, 2012 subject to customary closing conditions.

Brookfield Infrastructure intends to use the net proceeds from the sale of the Notes for general corporate purposes, including to refinance existing indebtedness and repay amounts outstanding under its credit facilities.

The Notes have been rated BBB+ (stable outlook) by Standard & Poor's Rating Services.

The Notes are being offered through a syndicate of agents led by RBC Dominion Securities Inc., Citigroup Global Markets Canada Inc., Credit Suisse Securities (Canada) Inc. and HSBC Securities (Canada) Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities within the United States (as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)).  The Notes have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly, in the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the closing and use of proceeds of the offering. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “continue”, “positioned” and “targets”, or variations of such words and phrases. Although Brookfield Infrastructure believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Infrastructure to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Infrastructure does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.